Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Results of Issuance of the 2016 Corporate Bonds (Frist Tranche) of China Southern Airlines Company Limited ” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

7 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock Short Name: China South Air	Stock Code: 600029	Notice No.: Lin 2016-007
Bonds Short Name: 16 South Air 01		Bonds Code: 136256

ANNOUNCEMENT ON RESULTS OF ISSUANCE OF

THE 2016 CORPORATE BONDS (FIRST TRANCHE)

OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board of directors of China Southern Airlines Company Limited and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

As approved by the China Securities Regulatory Commission (hereinafter referred to as the “CSRC”) (Zheng Jian Xu Ke [2015] No. 2581), China Southern Airlines Company Limited (hereinafter referred to as the “Issuer”) was approved to make a public issuance of an amount up to RMB19 billion corporate bonds (the “Bonds”) to qualified investors. The issuance of the Bonds are in tranches: the first tranche issuance of RMB3 billion of the “2015 Corporate Bonds (First Tranche) of China Southern Airlines Company Limited” has completed; the “2016 Corporate Bonds (First Tranche) of China South Airlines Company Limited” (hereinafter referred to as the “Tranche of Bonds”) is the second tranche issuance.

According to the “Announcement on Issuance of the 2016 Corporate Bonds (First Tranche) to Qualified Investors by China Southern Airlines Company Limited” as published on the Securities Times and the website of Shanghai Stock Exchange (www.sse.com.cn) on 1 March 2016, the basic scale of the Tranche of Bonds is RMB3 billion, and RMB2 billion was allowed to over-allotted with a nominal value of RMB100 each. The Tranche of Bonds was issued to the qualified investors by registration on books offline.

The issuance of the Tranche of Bonds has completed on 7 March 2016 and the actual scale was RMB5 billion for a term of three years, with nominal interest rate of 2.97% (bonds code: 136256, short name: 16 South Air 01).

Board of Directors of

China Southern Airlines Company Limited

7 March 2016